AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street
Vancouver, BC, V6C 1T1
Ph: (604) 682-3701 Fax (604) 682-3600

September 24, 2001

NEWS RELEASE

Avino Silver & Gold Mines Ltd. has reported that the Company has issued 885,839 shares to settle outstanding debt for $336,588.64. In accordance with CDNX policy, all shares have a minimum four month hold period and will not be transferable until January 21, 2002, and 450,993 of the shares will have a further hold period until June 1, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS:

“Louis Wolfin”

Louis Wolfin,
President

The Canadian Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.